

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2014

<u>Via E-mail</u>
Mr. Dmitri Kapsamun
President
Alazzio Entertainment Corp.
Sofroniy Vrachanskiy N 35
Sophia, Bulgaria, Zip 1303

> **Re: Alazzio Entertainment Corp.**
> **Amendment No 1. to Registration Statement on Form S-1**
> **Filed August 5, 2014**
> **File No. 333-196409**

Dear Mr. Kapsamun:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1.   We note your revised disclosure in response to comment 1 of our prior letter but it appears you did not include a tabular presentation of your proceeds at different levels of sales. Please provide a table showing the price per share and net proceeds you may receive if you sell 10%, 50% and 100% of the shares being offered. Refer to Item 501(b)(3) of Regulation S-K.

<u>Summary Information</u>

2.   We note your amended disclosure in response to comment 5 of our prior letter. If true, please amend your disclosure to affirmatively state whether the company, the company's officers and directors, any company promoters, or any of their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via Email
       James Root, Esq.